Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following excerpts relating to Old National Bancorp’s pending acquisition of United Bancorp, Inc. are from the slide presentation at Old National Bancorp’s Annual Meeting of Shareholders held on May 8, 2014.

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13
Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp’s proposed merger with United Bancorp, Inc.
(“United”).  Forward-looking statements can be identified by the use of the words “anticipate,”
“believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with
United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition;
government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and
Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisition of United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems;
significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Additional Information for Shareholders of United Bancorp, Inc.
Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of
United Bancorp, Inc. (“United”) and a preliminary Prospectus of Old National, and each of Old National and
United has filed and will file other relevant documents concerning the proposed transaction. A definitive
Proxy Statement/Prospectus will be mailed to shareholders of United. United shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy
Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents
(when available), free of charge, from Old National at www.oldnational.com under the tab “Investor
Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”
Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s
Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
15

Opportunities Grow revenue Improve efficiency Strategic partnerships 20

21 Partnerships Bank of America Branches Tower Financial Corporation United Bancorp

22 Why Partnerships? Improve growth dynamics of the company Improve earnings Improve efficiency by leveraging platform New talent

MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY
Williamsport
Covington
Hillsboro
Danville
Tilton
Rockville
Clinton
Greencastle
Terre Haute
Marshall
Bloomington
Marion
Portland
Muncie
Yorktown
Farmland
Winchester
Union City
Anderson
Carmel
Zionsville
Fishers
Broad Ripple
Indianapolis
Losantville
Richmond
Greenwood
Lawrenceville
Bicknell
Loogootee
Vincennes
Shoals
Washington
Paoli
Mt Carmel
Mt Vernon
Princeton
Jasper
St Anthony
Oakland City
Ferdinand
Louisville
Crossville
Carmi
Boonville
De Soto
Newburgh
Tell City
Evansville
Rockport
Murphysboro
Carterville
Harrisburg
Henderson
Owensboro
Carbondale
Marion
Morganfield
Madisonville
Central City
Greenville
Beechmont

Brighton
Kalamazoo
Paw Paw
Battle Creek
Jackson
Portage
Benton Harbor
St Joseph
MICHIGAN
Niles
Constantine
Granger
Elkhart
South Bend
Mishawaka
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
Warsaw
Fort Wayne
OHIO
ILLINOIS
KENTUCKY
W Lafayette
Lafayette
Williamsport
Attica
Covington
Hillsboro
Danville
Rockville
Clinton
Marion
Portland
Muncie
Union City
Noblesville
Yorktown
Farmland
Westfield
Winchester
Anderson
Carmel
Zionsville
Fishers
Broad Ripple
Losantville
Brownsburg
Indianapolis
Richmond
Greencastle
Avon
Greenwood
Plainfield
West Terre Haute
Terre Haute
Franklin
Ellettsville
Columbus
Marshall
Bloomington
Batesville
North Vernon
Seymour
Bedford
Brownstown
Madison
Lawrenceville
Austin
Salem
Bicknell
Loogootee
Vincennes
Shoals
Washington
Paoli
Mt Carmel
Mt Vernon
Jasper
St Anthony
Huntingburg
Ferdinand
Louisville
Princeton
Ft Branch
Darmstadt
Carmi
Boonville
Newburgh
Tell City
De Soto
Evansville
Rockport
Murphysboro
Carterville
Harrisburg
Henderson
Owensboro
Carbondale
Marion
Morganfield
Madisonville
Central City
Greenville
Beechmont

23 2004 vs. 2014 2004 2014 Pro-Forma Pending United locations